Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the First Fiscal Quarter Ended May 31, 2013

• Quarterly Net Revenues Increased by 24.5% Year-Over-Year

• Quarterly Income from Operations Increased by 10.8% Year-Over-Year

• Quarterly Net Income Attributable to TAL Increased by 62.7% Year-Over-Year

(Beijing — July 22, 2013)—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the quarter ended May 31, 2013, which is the first quarter of TAL’s fiscal year 2014.

Highlights for the First Quarter of Fiscal Year 2014

•                 Net revenues increased by 24.5% year-over-year to US$61.4 million from US$49.3 million in the same period of the prior year.

•                 Income from operations increased by 10.8% to US$6.7 million, from US$6.0 million in the first quarter of fiscal year 2013.

•                 Net income attributable to TAL increased by 62.7% year-over-year to US$8.1 million from US$5.0 million in the same period of the prior year.

•                 Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 38.5% year-over-year to US$9.9 million from US$7.2 million in the same period of the prior year.

•                 Basic and diluted net income per American Depositary Share (“ADS”) were both US$0.10. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were both US$0.13. Each ADS represents two Class A common shares.

•                 Cash, cash equivalents and term deposits totaled US$271.1 million as of May 31, 2013, compared to US$209.2 million of cash, cash equivalents and term deposits as of February 28, 2013.

•                 Total student enrollments increased by 17.1% year-over-year to approximately 192,650.

•                 Total physical network consisted of 255 learning centers as of May 31, 2013, unchanged from February 28, 2013, as the Company realized overall network capacity expansion primarily through the addition of classrooms to existing learning centers.

Financial and Operating Data–First Quarter of Fiscal Year 2014

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	May 31,
	2012	2013	Pct. Change
Net revenues	49,315	61,398	24.5%
Net income attributable to TAL	4,951	8,058	62.7%
Non-GAAP net income attributable to TAL	7,180	9,948	38.5%
Operating income	6,016	6,667	10.8%
Non-GAAP operating income	8,245	8,557	3.8%
Net income per ADS attributable to TAL — basic	0.06	0.10	61.5%
Net income per ADS attributable to TAL — diluted	0.06	0.10	60.8%
Non-GAAP net income per ADS attributable to TAL — basic	0.09	0.13	37.5%
Non-GAAP net income per ADS attributable to TAL — diluted	0.09	0.13	36.9%
Total student enrollments in small class, one-on-one, and online courses	164,510	192,650	17.1%

“We are pleased to report first fiscal quarter results that reflect a solid quarter of execution-on-plan. Net revenues increased by 24.5% year-over-year to $61.4 million, over $2 million above the top end of our guidance. Revenue growth was supported by a 17.1% increase in enrollments. As expected, our small class business in markets other than Beijing and Shanghai remained the key engine of our growth. These cities accounted for 34% of small class revenues in the first quarter, compared to only 21% during the same period in the previous fiscal year. Meanwhile, the positive momentum in Shanghai continued in the first quarter, indicating our Shanghai tutoring business has turned the corner following a year of transition,” said TAL’s Chairman and Chief Executive Officer, Mr. Bangxin Zhang.

“Over the coming years, we will continue to expand our overall network capacity and footprint, building upon the success we have had in generating increasingly meaningful revenues contributions from cities outside of Beijing and Shanghai over the last three years.  At the same time, we will put in place a multi-brand architecture to support the development of each of our family of top quality K-12 tutoring services brands. The first step will be to change the name of our umbrella brand from “Xueersi” to a new name in Chinese to be announced next month. “Xueersi” will remain the brand name of our small class math and science business and operate alongside our Lejiale English, Dongxuetang Chinese, Mobby pre-school, xueersi.com online school, and Zhikang 1-on-1 brands,” Mr. Zhang said.

Mr. Joseph Kauffman, Chief Financial Officer, continued, “As planned, we have re-entered the investment stage in the first quarter. Even though we had no net change in the number of centers, we added 137 classrooms across our network for our small class business in this quarter. With this expansion, we are well on track to achieve our planned addition of at least 150 classrooms in fiscal year 2014.

“In addition to solid top line results, we had better-than-expected net income growth of 62.7% year-on-year on the back of exchange, interest income, and short-term investment gains as well as savings from certain operational expenses. We expect to continue to incur increased operational costs and expenses in coming quarters as we invest in ongoing center expansion as well as the human capital necessary to drive both competitive advantage in our core business and expansion into new businesses.”

Financial Results for the First Quarter of Fiscal Year 2014

Net Revenues

In the first quarter of fiscal year 2014, TAL reported net revenues of US$61.4 million, representing a 24.5% increase from US$49.3 million in the first quarter of fiscal year 2013. The increase was mainly driven by an increased number of total student enrollments combined with higher average selling prices (ASPs). Total student enrollments increased by 17.1% to approximately 192,650 from approximately 164,510 in the same period one year ago. The increase in total student enrollments was driven primarily by increases of enrollments in the small class offerings. ASP increased by 6.3% from US$300 in the first quarter of fiscal year 2013 to US$319 in the same quarter of fiscal year 2014. The growth in ASP was mainly driven by the hourly rate increases of a portion of center-based course offerings and the foreign exchange rate fluctuation.

Operating Costs and Expenses

Operating costs and expenses were US$54.7 million, a 26.3% increase from US$43.3 million in the first quarter of fiscal year 2013. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$52.8 million, a 28.6% increase from US$41.1 million in the first quarter of fiscal year 2013.

Cost of revenues increased by 23.8% to US$31.9 million, from US$25.8 million in the first quarter of fiscal year 2013. The increase in cost of revenues was mainly due to an increase in teacher compensation, rental costs and other staff costs associated primarily with an expansion of learning center capacity as well as increases in wages and teacher fees versus the year-ago period. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 24.0% to US$31.9 million, from US$25.7 million in the first quarter of fiscal year 2013.

Selling and marketing expenses increased by 27.1% to US$7.8 million, from US$6.1 million in the first quarter of fiscal year 2013. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 34.3% to US$7.5 million, from US$5.6 million in the first quarter of fiscal year 2013. The increase of selling and marketing expenses in the first quarter of fiscal year 2014 was primarily a result of an increase in compensation to sales and marketing staff to support a greater number of programs and service offerings, as well as an increase in brand promotion and advertising expenses.

General and administrative expenses increased by 31.5% to US$15.0 million, from US$11.4 million in the first quarter of fiscal year 2013. The increase in general and administrative expenses was mainly due to an increase in compensation to our general and administrative personnel to support a greater number of programs and service offerings, depreciation expenses for Beijing office space not incurred in the year-ago period, and an increase in consulting, management training, and other third-party services fees as compared to the year-ago period. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 37.1% to US$13.5 million, from US$9.8 million in the first quarter of fiscal year 2013.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 15.2% to US$1.9 million in the first quarter of fiscal year 2014, from US$2.2 million in the same period of fiscal year 2013.

Gross Profit

Gross profit increased by 25.2% to US$29.5 million, from US$23.5 million in the first quarter of fiscal year 2013.

Income from Operations

Income from operations increased by 10.8% to US$6.7 million, from US$6.0 million in the first quarter of fiscal year 2013. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 3.8% to US$8.6 million, from US$8.2 million in the first quarter of fiscal year 2013.

Other Income /(Expense)

Other income was US$0.8 million for the first quarter of fiscal year 2014, compared to other expense of US$1.2 million in the first quarter of fiscal year 2013. In both years, other income/(expense) was primarily driven by exchange gains or losses in each respective quarter. As the Company holds the vast majority of its cash balance in RMB and reports in US Dollars, we benefit from exchange gains in times of relative strength of the RMB and incur exchange losses in times of relative strength of the US Dollar.

Gain on short-term investment

Gain on short-term investment was US$0.3 million in the first quarter of fiscal year 2014, as compared to nil in the first quarter of fiscal year 2013.

Income Tax Expense

Income tax expense was US$1.2 million in the first quarter of fiscal year 2014, as compared to US$0.7 million in the first quarter of fiscal year 2013.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 62.7% to US$8.1 million, from US$5.0 million in the first quarter of fiscal year 2013. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 38.5% to US$9.9 million, from US$7.2 million in the first quarter of fiscal year 2013.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were both US$0.10 in the first quarter of fiscal year 2014. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.13.

Capital Expenditures

Capital expenditures for the first quarter of fiscal year 2014 were US$2.0 million, representing an increase of US$0.8 million from US$1.2 million in the first quarter of fiscal year 2013.

Cash, Cash Equivalents, and Term Deposits

As of May 31, 2013, the Company had US$231.7 million of cash and cash equivalents and US$39.4 million of term deposits, as compared to US$185.1 million of cash and cash equivalents and US$24.1 million of term deposits as of February 28, 2013.

Deferred Revenue

As of May 31, 2013, the Company’s deferred revenue balance was US$154.2 million as compared to US$108.2 million as of May 31, 2012, representing an increase of 42.5% versus the same period of the previous year.

Business Outlook

Based on the Company’s current estimates, total net revenues for the second quarter of fiscal year 2014 are expected to be between US$88.5 million and US$90.5 million, representing an increase of 30% to 33% on a year-over-year basis.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the first fiscal quarter of fiscal year 2014 ended May 31, 2013 at 8:00 a.m. Eastern Time on July 22, 2013 (8:00 p.m. Beijing time on July 22, 2013).

The dial-in details for the live conference call are as follows:

• U.S. toll free:	+1-866-519-4004
• Hong Kong toll free:	800-930-346
• China toll free:	400-620-8038
• International toll:	+65-6723-9381
Conference ID:	13373936

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.xueersi.org.

A telephone replay of the conference call will be available through 11:59 a.m. U.S. Eastern time (11:59 p.m. Beijing time), July 29, 2013.

The dial-in details for the replay are as follows:

• U.S. toll free:	+1-855-452-5696
• Hong Kong toll free:	800-963-117
• China toll free:	400-120-0932
• International toll:	+61-2-8199-0299
Conference ID:	13373936

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2014, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified teachers; its ability to improve the content of its existing course offerings and to develop new courses; its ability to maintain and enhance its brand; its ability to maintain and continue to improve its teaching results; and its ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group, which operates under the brand “Xueersi,” is a leading K-12 after-school tutoring service provider in China. Its tutoring services cover the core subjects in China’s school curriculum, including mathematics, English, Chinese, physics, chemistry and biology, and are delivered through three formats: small class, one-on-one, and online courses. The Company’s network includes 255 physical learning centers as of May 31, 2013, located in 15 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi’an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou and Shenyang. It also operates www.eduu.com, a leading online education platform in China. The Company’s ADSs trade on the New York Stock Exchange under the symbol “XRS.”

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +861052926658

Email: ir@xueersi.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of February 28, 2013	As of May 31, 2013
ASSETS

Current assets
Cash and cash equivalents	$185,080,673	$231,723,056
Term deposits	24,110,716	39,421,258
Restricted cash-current	2,270,269	717,619
Short-term investment	—	2,724,763
Available-for-sale securities	399,955	438,320
Inventory	410,167	149,548
Deferred tax assets-current	2,260,446	2,487,998
Prepaid expenses and other current assets	11,906,317	12,086,346
Total current assets	226,438,543	289,748,908
Restricted cash-non- current	—	1,076,327
Property and equipment, net	76,115,088	76,791,304
Deferred tax assets-non-current	538,464	1,249,966
Rental deposit	5,179,073	6,076,303
Intangible assets, net	1,724,444	1,637,584
Goodwill	555,194	563,096
Long-term investment	5,491,073	3,080,000
Total assets	$316,041,879	$380,223,488

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 1,739,337 and 1,293,894 as of February 28, 2013, and May 31, 2013, respectively)	$2,009,473	$1,504,967
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to TAL Education Group of 67,743,448 and 118,340,411 as of February 28, 2013, and May 31, 2013, respectively)	102,513,876	154,161,396
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 11,269,507 and 12,275,824 as of February 28, 2013, and May 31, 2013, respectively)	17,196,001	18,772,306
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 2,165,785 and 1,780,443 as of February 28, 2013, and May 31, 2013, respectively)	2,778,305	2,276,113
Total current liabilities	124,497,655	176,714,782
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 36,845 and 34,608 as of February 28, 2013, and May 31, 2013, respectively)	98,945	133,968
Total liabilities	124,596,600	176,848,750

TAL Education Group Shareholders’ Equity

Class A common shares	68,314	68,314
Class B common shares	87,806	87,806
Additional paid-in capital	86,016,387	87,906,800
Statutory reserve	12,291,341	12,291,341
Retained earnings	86,430,705	94,488,268
Accumulated other comprehensive income	6,550,726	8,532,209
Total TAL Education Group’s equity	191,445,279	203,374,738
Total liabilities and equity	$316,041,879	$380,223,488

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended May 31,
	2012	2013
Net revenues	$49,314,675	$61,398,388
Cost of revenues	25,777,133	31,919,652
Gross profit	23,537,542	29,478,736
Operating expenses (note 1)
Selling and marketing	6,132,333	7,792,023
General and administrative	11,427,572	15,025,991
Total operating expenses	17,559,905	22,818,014
Government subsidies	38,069	6,051
Income from operations	6,015,706	6,666,773
Interest income	916,564	1,508,274
Other income/(expense)	(1,241,112)	807,518
Gain on short-term investment	—	279,031
Income before income tax provision	5,691,158	9,261,596
Provision for income tax	(739,850)	(1,204,033)
Net income	4,951,308	8,057,563
Total net income attributable to TAL Education Group	$4,951,308	$8,057,563
Net income per common share
Basic	$0.03	$0.05
Diluted	0.03	0.05
Net income per ADS (note 2)
Basic	0.06	0.10
Diluted	$0.06	$0.10

Other comprehensive income, net of tax	1,091,939	1,981,483
Comprehensive income	3,859,369	10,039,046

Comprehensive income attributable to TAL Education Group	$3,859,369	$10,039,046
Weighted average shares used in calculating net income per common share
Basic	154,958,044	156,120,150
Diluted	156,614,240	158,474,555

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months Ended May 31,
	2012	2013
Cost of revenues	$50,596	$10,791
Selling and marketing	572,336	323,870
General and administrative	1,605,958	1,555,751
Total	$2,228,890	$1,890,412

Note 2: Each ADS represents two Class A common shares.

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollar, except share, ADS, per share and per ADS data)

	For the Three Months Ended May 31,
	2012	2013
Cost of revenues	$25,777,133	$31,919,652
Share-based compensation expense in cost of revenues	50,596	10,791
Non-GAAP cost of revenues	25,726,537	31,908,861

Selling and marketing expenses	6,132,333	7,792,023
Share-based compensation expense in selling and marketing expenses	572,336	323,870
Non-GAAP selling and marketing expenses	5,559,997	7,468,153

General and administrative expenses	11,427,572	15,025,991
Share-based compensation expense in general and administrative expenses	1,605,958	1,555,751
Non-GAAP general and administrative expenses	9,821,614	13,470,240

Operating costs and expenses	43,337,038	54,737,666
Share-based compensation expense in operating costs and expenses	2,228,890	1,890,412
Non-GAAP operating costs and expenses	41,108,148	52,847,254

Income from operations	6,015,706	6,666,773
Share based compensation expenses	2,228,890	1,890,412
Non-GAAP income from operations	8,244,596	8,557,185

Net income attributable to TAL Education Group	4,951,308	8,057,563
Share based compensation expenses	2,228,890	1,890,412
Non-GAAP net income attributable to TAL Education Group	$7,180,198	$9,947,975

Net income per ADS
Basic	$0.06	$0.10
Diluted	0.06	0.10

Non-GAAP Net income per ADS (note 3)
Basic	0.09	0.13
Diluted	$0.09	$0.13

ADSs used in calculating net income per ADS
Basic	77,479,022	78,060,075
Diluted	78,307,120	79,237,278

Note 3: The Non-GAAP adjusted net income per ADS is computed using Non-GAAP adjusted net income and the same number of ADSs used in GAAP basic and diluted EPS calculation.